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                                                               EXHIBIT 99(c)(1)
                                LEHMAN BROTHERS

                                                              February 14, 2001

Board of Directors
Special Committee of the Board of Directors
Westfield America, Inc.
11601 Wilshire Boulevard
Los Angeles, CA 90025

Members of the Board of Directors and the Special Committee:

    We understand that Westfield America Management Limited ("Parent"), in its capacity as responsible entity and trustee of Westfield America Trust, an Australian public unit trust, and Westfield America, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger, to be dated as of February 14, 2001 (the "Agreement"), pursuant to which (i) Parent would commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $.01 per share (the "Shares"), not held by Parent and certain of its affiliates set forth in the Agreement (the "Offer Affiliates"), for $16.25 per share, net to the seller in cash (the "consideration"), and
(ii) a subsidiary owned, directly or indirectly, by Parent and/or one or more of the Offer Affiliates ("Merger Subsidiary") would be merged with and into the Company in a merger (the "Merger") in which Shares not acquired in the Offer, other than Shares held in treasury or held by Parent, Merger Subsidiary or any Offer Affiliate, would be converted into the right to receive the consideration. The Offer and the Merger, taken together, are referred to as the "Proposed Transaction." The terms of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Parent, the Offer Affiliates and Merger Subsidiary) of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's annual report on Form 10-K for the fiscal year ended December 31, 1999, the Company's quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 and the Company's earnings release for the quarter ended December 31, 2000; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (4) a trading history of the Shares from May 16, 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) a summary of the terms relating to proposed amendments to the certificates of designation of the Series C, C-1 and C-2 Preferred Stock of the Company held by Security Capital Preferred Growth Incorporated; and (8) publicly available reports prepared by third party research analysts regarding the future financial performance of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets,

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financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have conducted only a limited physical inspection of the properties owned by the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders (other than Parent, the Offer Affiliates and Merger Subsidiary) in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company and is rendered to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                LEHMAN BROTHERS

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